Exhibit 99.2

MEDIA RELEASE

October 22, 2021

Algoma Steel Receives Upgrade from S&P Global Ratings

SAULT STE. MARIE, CANADA, October 22, 2021 – Algoma Steel Group Inc. (“Algoma”) (NASDAQ: ASTL; TSX: ASTL), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced that S&P Global Ratings (“S&P”) has upgraded Algoma’s issuer credit rating to ‘B-’ from ‘CCC+’, with a stable outlook.

S&P’s upgrade and outlook reflect Algoma’s strengthened liquidity position and access to capital markets following the recent completion of its merger with Legato Merger Corp., along with S&P’s expectation for Algoma to deliver improved operating results and higher cash flow generation.

Rajat Marwah, Chief Financial Officer of Algoma, commented, “We are thrilled to receive this S&P upgrade to our credit rating on the heels of Algoma’s recent return to the public equity markets. The S&P’s improved rating is a solid endorsement of our strategy of thoughtfully managing our balance sheet while investing in our people, operations and sustainability initiatives to build value in Algoma for all stakeholders.”

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. Algoma’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, Algoma has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Today Algoma is returning to its roots as a customer-focused, entrepreneurial company with the courage and growing capability to meet the industry’s challenges head-on. It is investing in its people and processes, optimizing and modernizing so that it will continue to be your partner in steel.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities legislation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the benefits of the Transaction may not be realized; the risks that Algoma will be unable to realize its business plans, including its proposed transformation journey; the risks associated with the steel industry generally; and changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the prospectus filed by Algoma with the Securities and Exchange Commission in connection with the Transaction. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Inc.

Phone: +1.705.206.1022

E-mail: brenda.stenta@algoma.com

For Investor inquiries, please contact:

Phone: +1.705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901